UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

MERRIMAC INDUSTRIES, INC.

(Name of Issuer)

COMMON STOCK,  $.01  PAR VALUE

(Title of Class of Securities)

590262101

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 590262101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RICHARD GROSSMAN

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 113,700

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 113,700

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 113,700

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.6%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ORIN HIRSCHMAN

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 91,200

	6.	Shared Voting Power 93,700

	7.	Sole Dispositive Power 91,200

	8.	Shared Dispositive Power 93,700

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 184,900

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.9%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ADAM SMITH CAPITAL MANAGEMENT LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization NEW YORK

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 78,100

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 78,100

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 78,100

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.5%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ADAM SMITH INVESTMENT PARTNERS, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization NEW YORK

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 78,100

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 78,100

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 78,100

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.5%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DIAMOND CAPITAL MANAGEMENT INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization NEW YORK

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 15,600

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 15,600

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,600

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.5%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ADAM SMITH INVESTMENTS, LTD.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization BRITISH VIRGIN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 15,600

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 15,600

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,600

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.5%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RICHARD AND ANA GROSSMAN JTWROS

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization NEW YORK

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 20,000

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 20,000

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.6%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Merrimac Industries, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 41 Fairfield Place, West Caldwell, New Jersey 07006

Item 2.
(a)

Name of Person Filing
Richard Grossman, Orin Hirschman, Adam Smith Capital Management LLC (“ASCM”), Diamond Capital Management (“DCM”), Adam Smith Investments, Ltd. (“ASI”), Adam Smith Investment Partners, L.P. (“ASIP”), Richard and Ana Grossman JTWROS.

(b)

Address of Principal Business Office or, if none, Residence
The principal executive offices of ASCM, ASIP and DCM, and the business address of Richard Grossman, are located c/o Richard Grossman, 259 Oakford Street, West Hempstead, NY 11552, and Orin Hirschman, 6006 Berkeley Ave., Baltimore, MD 21209. The principal executive office of ASI is c/o Insinger Trust (BVI) Limited, Tropic Isle Building, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

(c)

Citizenship
ASCM is a New York limited liability company, DCM is a New York corporation, ASI is a British Virgin Islands corporation, and ASIP is a New York limited partnership. Richard Grossman, Ana Grossman, and Orin Hirschman are citizens of the United States.

	(d)	Title of Class of Securities Common Stock, and warrants exercisable to purchase Common Stock (the “Shares”).
	(e)	CUSIP Number 590262101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
N/A

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 204,900 shares
(b) Percent of class: 6.6%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote 204,900
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 204,900

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group

This  Statement is filed by Richard Grossman and Orin Hirschman by virtue of their beneficial ownership of Shares, directly and indirectly as the owners of each of ASCM and DCM, and as the sole holders of the Common Stock of ASI;  by DCM by virtue of being the Investment Manager of ASI; by ASCM, by virtue of being the sole general partner of ASIP; and by ASI and ASIP by virtue of their direct beneficial ownership of Shares. By virtue of the relationships described above, each of Richard Grossman and Orin Hirschman may be deemed to possess indirect beneficial ownership of the Shares held by each entity.  The directors of ASI are F.M.C. Limited and S.C.S. Limited, which are subsidiaries of Insinger Trust (BVI) Limited, all of which are British Virgin Islands corporations.  Richard Grossman and Orin Hirschman are the only officers and directors of ASC and DCM, and the only member-managers of ASCM. This Statement is filed by Richard and Ana Grossman JTWROS, by virtue of their direct beneficial ownership of Shares.

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification

By signing below the undersigned certify that to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2004

/s/ Richard Grossman
Richard Grossman

/s/ Orin Hirschman
Orin Hirschman

ADAM SMITH CAPITAL MANAGEMENT, L.L.C.,

By:	/s/ Richard Grossman
Richard Grossman, Manager

ADAM SMITH INVESTMENT PARTNERS, L.P.

By: ADAM SMITH CAPITAL MANAGEMENT, L.L.C.,
General Partner

	By:	/s/ Richard Grossman
Richard Grossman, Manager

DIAMOND CAPITAL MANAGEMENT INC.

By:	/s/ Richard Grossman
Richard Grossman, Vice President

ADAM SMITH INVESTMENTS, LTD.

By: DIAMOND CAPITAL MANAGEMENT INC., investment advisor

	By:	/s/ Richard Grossman
Richard Grossman

RICHARD AND ANA GROSSMAN JTWROS

By:	/s/ Richard Grossman
Richard Grossman

By:	/s/ Ana Grossman
Ana Grossman